Universal Logistics Holdings, Inc.	Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Thirty-nine Weeks Ended
	September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Actual
Income from operations	$12,102	$46,580	$73,395	$80,835	$84,493	$69,157
Fixed charges	7,293	8,266	9,235	8,229	4,166	4,224
Ratio of earnings to fixed charges	1.7x	5.6x	7.9x	9.8x	20.3x	16.4x
Pro Forma
Accrual for litigation	$15,556
Pro forma income from operations	27,658
Ratio of pro-forma earnings to fixed charges	3.8x